Exhibit 4.3.1

                                  CAPRIUS, INC.
                                2 EXECUTIVE DRIVE
                           FORT LEE, NEW JERSEY 07024

As of June 28, 1999

Jack Nelson
281 East Linden Avenue
Englewood, NJ 07631

Dear Jack:

This letter sets forth our agreement (the "Agreement") regarding the termination of your employment with Caprius, Inc. (the "Company") in connection with the merger (the "Merger") of Caprius Merger Sub, Inc. with and into opus Diagnostics Inc. ("Opus") under the employment agreement dated as of February 19, 1998, between you and the Company (the "Employment Agreement"). This Agreement supersedes any previous agreement or arrangement between us in all respects, except as otherwise provided herein.

     1. Your employment with the Company shall be terminated effective as of the close of business on June 28, 1999 (the "Termination Date"). You shall remain a Director of the Company and serve at this position in accordance with the Certificate of Incorporation and Bylaws of the Company.

     2. On the Termination Date, (i) the Company shall pay you an amount of $45,000 in cash plus all amounts and benefits that have accrued or were earned but remain unpaid through the Termination Date, including salary ($10,439.47), unreimbursed expenses ($6,305.07) and accrued and unused vacation ($39,263), and (ii) the Company shall deliver to you a stock certificate issued to you representing 125,000 shares of its Common Stock registered under the Securities Act of 1933, as amended. If the Company does not have a sufficient number of registered shares available for delivery to you pursuant to the preceding sentence, the Company agrees to use its best efforts to file promptly a form S-8 with the Securities and Exchange Commission to register a number of shares sufficient to enable the Company to satisfy its obligation pursuant to this Section 2.

     3.   The Company shall make all premium payments for a period of twelve
          (12) months following the Termination Date (the "Severance Term") on your behalf for health care benefits for which you are eligible (including dependent coverage) in accordance with the federal Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), provided you make a timely election to continue such benefits through COBRA. You shall continue to receive during the Severance Term, at the Company's cost, any welfare benefits provided to you as of the Termination Date (other than COBRA). The Company shall not be required to provide you with the welfare benefits described in this Section in the event you accept employment with any


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          corporation or other entity (other than the Company) and such corporation or other entity provides you with health care coverage or other benefits on terms that are substantially similar to the benefits provided by the Company.

     4. The payments and benefits to be provided to you as set forth in sections 2 and 3 above shall be in lieu of (i) any and all payments to which you may have been entitled in connection with the Merger or your termination as an employee of the Company under the Employment Agreement, or otherwise, and (ii) any and all other benefits otherwise provided under any severance pay policy, plan or program maintained from time to time by the Company for its employees. You shall not be required to seek other employment or to attempt in any way to reduce amounts payable to you pursuant to this Agreement. Except as otherwise provided in Section 3 above, no amount payable hereunder shall be reduced by any compensation earned by or other benefits provided to you as a result of employment by another employer or otherwise.

     5. During the period from the Termination Date until June 28, 2000 (the "Consulting Period"), you shall provide consulting and advisory services with respect to all aspects of the Company's business including, without limitation, the completion by the Company of a Business Transaction, and such other consulting and advisory services as may be mutually agreed upon by you and the Company. Until the expiration of the Consulting Period, you shall make yourself available whenever reasonably necessary to perform the services hereunder for the Company. In performing these services, you shall act as an independent contractor, and not an employee of the Company.

     6. You shall be entitled to keep and to use in your performance of services hereunder at the Company's expense during the Consulting Period, the Company credit card and the mobile phone which you have been using to date. Until the expiration of the Consulting Period, the Company shall pay you a monthly allowance of $1,350 for miscellaneous expenses incurred by you in your performance of services hereunder. In addition, the Company shall reimburse you for any itemized business expenses incurred by you in your performance of services hereunder, including the costs of travel at the Company's request, upon proper submission of all related receipts relating to such expenses.

     7. Upon the earlier to occur of (i) the consummation of a Business Transaction (as defined below), or (ii) December 28, 1999, the Company shall pay you an amount of $258,500 in cash. For purposes of this Agreement, the term "Business Transaction" shall mean any of the following: (1) the acquisition by any individual, entity or group of beneficial ownership of 500 or more of either (a) the then outstanding shares of common stock of the Company or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; (2) Jonathan Joels and George Aaron cease for any reason to be members of the Board of Directors of the Company; (3) the consummation of a recapitalization or exchange of equity for debt or debt for equity for an amount in


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          excess of $1,000,000, restructuring, reorganization, merger or consolidation of the Company or the Strax Center, or any sale or other disposition of the Strax Center or all or substantially all of the Company's assets, or (4) the liquidation or dissolution of the Company.

     8.   Sections 5.1, 5.6 (with the exception of subsection (iii) thereof) and
          5.7 of the Employment Agreement shall continue in full force and effect and are hereby incorporated by reference to this Agreement.

     9. You shall use your best judgment in the performance of your duties hereunder. You shall not be liable for any acts or omissions or any error of judgment or for any loss suffered by the Company in connection with this Agreement except loss resulting from your willful misfeasance, bad faith or gross negligence or by reason of reckless disregard of your obligations and duties under this Agreement. The Company shall indemnify you against any and all losses, claims, damages, liabilities or expenses (including counsel fees and expenses) arising from your past employment with the Company, any consulting services you may provide to the Company hereunder, or by reason of the fact that you were or are an officer or Director of the Company, except those resulting from your willful misfeasance, gross negligence, bad faith or reckless disregard in the performance of your obligations and duties. You shall be entitled to advances from the Company for payment of reasonable expenses incurred by you in connection with the matter as to which you are seeking indemnification in advance of the final disposition of such matter upon receipt by the Company of your written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. Your right of indemnification hereunder shall continue after the expiration of the Consulting Period and shall inure to the benefit of your heirs and personal representatives.

     10. In consideration of the payments contemplated hereunder and other consideration provided to you pursuant to this Agreement, you, for yourself and your heirs, executors, administrators, and their respective successors and assigns, hereby release and forever discharge the Company, and any of its subsidiaries, affiliates, officers, directors, employees, agents, successors and assigns, and all plan administrators and trustees of employee benefit plans maintained by any of them (collectively "Company Entities"), from all rights, claims or demands you may have based on your employment with any Company Entity or the termination of that employment including, without limitation, any claim for wrongful discharge ("Claims"). The Company hereby agrees to release you and your heirs, executors, administrators, and their respective successors and assigns, from all rights, claims or demands the Company may have based on your employment with any Company Entity or the termination of that employment. The foregoing mutual release covers both known and unknown claims. Each party hereby agrees never individually or with any person to file, commence or aid in any fashion the filing of, any charges, lawsuits or complaints with any governmental agency, or against the other party, with respect to any of the matters covered by this
          Section 10. Anything herein to the contrary notwithstanding, the provisions of this Section 10 shall not apply to limit the rights of


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          either party to enforce the terms of this Agreement against the other party.


     11. You agree that the payments and deliveries provided in Sections 2 and 3 hereunder are a full and fair payment for the release of any Claims you may have. Except as provided in this Agreement, you also agree that the Company does not owe you anything in addition to what you will be receiving.

     12. Each party hereto expressly acknowledges that this Agreement does not constitute an admission by such party of any violation of any law, regulation, ordinance, or administrative procedure, or any other federal, state, or local law, common law, regulation or ordinance, liability for which is expressly denied.

     13. This Agreement is personal to you and shall not be assignable by you without the written consent of the Company. This Agreement shall inure to the benefit of and be binding upon the Company and its successors or assigns.

     14. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.

     15. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors or legal representatives.

     16. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

     17. The failure of the Company at any time to enforce performance by you of any provisions of this Agreement shall in no way affect the Company's rights thereafter to enforce the same, nor shall the waiver by the Company of any breach of any provision hereof be held to be a waiver of any other breach of the same or any other provision.

     18. The Company may withhold from any amounts payable under this Agreement such federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.


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If the foregoing terms meet with your approval, please acknowledge you acceptance as indicated below.

Sincerely,

CAPRIUS, INC.


By:  Enrique Levy
   ------------------------------------
     Vice President


AGREED:   /s/ Jack Nelson                                 June 28, 1999
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               Jack Nelson                                    Date